United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13d

Under the Securities Exchange Act of 1934

(Amendment No. _____________ ) *

sustainable petroleum group inc.
(Name of Issuer)

shares of common stock, $0.0001 par value per share
(Title of Class of Securities)

86933V 102
(CUSIP Number)

Mr. Christopher Grunder 2316 Pine Ridge Road, 383 Naples, Florida 34109 +41.79.515.5555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017 and June 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D	Page 2

CUSIP No.	86933V 102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Christopher Grunder
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] Not applicable
(b) [ ]
3.	SEC Use Only

4.	Sources of Funds (See Instructions)

OO (Other) (Assets of holding company)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ] Not applicable
6.	Citizenship or Place of Organization

Swiss

Number of	7.	Sole Voting Power 5,256,000
Shares
Beneficially	8.	Shared Voting Power Nil
Owned by
Each	9.	Sole Dispositive Power 5,256,000
Reporting
Person With	10.	Shared Dispositive Power Nil

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,256,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions)

[ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11)

60.3%
14.	Type of Reporting Person (See Instructions)

IN (individual)

Schedule 13D	Page 3

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share, of Sustainable Petroleum Group Inc, a Nevada corporation (“SPGX”). The principal executive office of SPGX is located at 2316 Pine Ridge Road, 383, Naples, Florida, 34109.

Item 2. Identity and Background

(a)	Christopher Grunder
(b)	Eichwatt 11, Watt, Switzerland, 8105
(c)	CEO of the Workplan Holding AG Group
(d)	During the last five years, Mr. Grunder has not been convicted in a criminal proceeding.
(e)	During the last five years, Mr. Grunder was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Grunder is a citizen of Switzerland.

Item 3. Source and Amount of Funds or Other Consideration

Christopher Grunder has an indirect beneficial interest in 1,250,000 shares of common stock of SPGX.

On March 13, 2017 Workplan Holding Inc., a company in which Mr. Grunder is the sole shareholder, sold its interest in 13 mineral claims in the Thunder Bay Mining Division Rickaby and Lapierre Townships in Ontario, Canada and received 1,250,000 shares of common stock of SPGX (the “Shares”) as consideration for the sale of those mineral claims for a sale price of $5,000,000 pursuant to the terms and conditions of a property purchase agreement between SPGX and Workplan Holding Inc. Workplan used the sale of its assets as other funds in acquiring the Shares. See Exhibit 10.2 – Property Purchase Agreement for more details.

Also, Christopher Grunder has a direct beneficial interest in 6,000 shares of common stock of SPGX.

On June 6, 2017 Mr. Grunder sold 2,000 shares in the capital of SP Group (Europe) AG and received 6,000 shares of common stock of SPGX (the “SP Shares”) as consideration for the sale of those shares for a sale price of $21,000 pursuant to the terms and conditions of a share purchase agreement between SPGX and Mr. Grunder. Mr. Grunder used the sale of his assets as other funds in acquiring the SP Shares. See Exhibit 10.4 – Share Purchase Agreement for more details.

Item 4. Purpose of Transaction

Christopher Grunder acquired the Shares and the SP Shares as a personal investment. Depending on market conditions and other factors, Mr. Grunder may acquire additional securities of SPGX as Mr. Grunder deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with SPGX or otherwise. Mr. Grunder also reserves the right to dispose of some or all of those shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Grunder does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of SPGX, or the disposition of securities of SPGX;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SPGX or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of SPGX or any of its subsidiaries;

Schedule 13D	Page 4

(4)	any change in the present board of directors or management of SPGX including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization of dividend policy of SPGX;

(6)	any other material change in SPGX’s business or corporate structure;

(7)	changes in SPGX’s Articles of Incorporation or other actions that may impede an acquisition of control of SPGX by any person;

(8)	a class of securities of SPGX to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of SPGX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Christopher Grunder is the beneficial owner of 5,256,000 shares of common stock of SPGX. The shares represent an aggregate 60.3% of the issued and outstanding shares of common stock of SPGX.

(b)	Christopher Grunder holds the sole power to vote and to dispose of the 5,256,000 shares of common stock of SPGX.

(c)	Christopher Grunder has not effected any transaction in the common stock of SPGX during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Christopher Grunder, Workplan Holding Inc., or any other person with respect to any securities of SPGX, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

Exhibit	Description	Status
10.2	Property Purchase Agreement dated March 13, 2017 between Sustainable Petroleum Group Inc. and Workplan Holding Inc., filed as an exhibit to SPGX’s Form 8-K (Current Report) filed on March 17, 2017, and incorporated herein by reference.	Filed

10.4	Share Purchase Agreement dated July 6, 2017 between Sustainable Petroleum Group Inc. and Christopher Grunder, filed as an exhibit to SPGX’s Form 8-K (Current Report) filed on July 11, 2017, and incorporated herein by reference.	Filed

Schedule 13D	Page 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2017	By:	/s/ Christopher Grunder
Christopher Grunder